

82-3744

TT&T Public Company Limited and Subsidiaries

Interim Financial Statements

For the period ended March 31, 2004

and

Review Report of Certified Public Accountant



SUPPL



KPMG Phoomchai Audit Ltd.
บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 22 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

Empire Tower, 22nd Floor
195 South Sathorn Road
Yannawa, Sathorn
Bangkok 10120, Thailand

Tel : 66 (2) 677 2000
Fax : 66 (2) 677 2222
www.kpmg.co.th



REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of
TT&T Public Company Limited

I have reviewed the accompanying consolidated balance sheet of TT&T Public Company Limited and its subsidiaries as at March 31, 2004, the consolidated statements of income for each of the three-month periods ended March 31, 2004 and 2003, and the consolidated statements of changes in shareholders' equity and cash flows for each of the three-month periods ended March 31, 2004 and 2003. I have also reviewed the balance sheet of TT&T Public Company Limited as at March 31, 2004, the statements of income for each of the three-month periods ended March 31, 2004 and 2003, and the statements of changes in shareholders' equity and cash flows for each of the three-month periods ended March 31, 2004 and 2003. The management of TT&T Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Notes 2, 7, 12 and 17.4 to the financial statements, which refer to the following:

1) As discussed in Note 2 to the financial statements, the Company's management has entered into various plans with regard to debt restructuring with major creditors, restructuring of investments in subsidiary companies, sourcing new investors, and raising new share capital. The Company's ability to continue its business and comply with the conditions in the agreements depends substantially on the success of these plans. The financial statements do not include any adjustments to the recorded amounts and classification of assets and liabilities that may become necessary should the plans be unsuccessful.

2) As discussed in Note 7 to the financial statements, during 2002, the Company settled debts of approximately Baht 268 million owing to the Provincial Electricity Authority ("PEA") by way of a debt to equity conversion, as stated in the rehabilitation plan. The Company deposited the relevant share certificates with the Deposit of Property Central Office Legal Execution Department on December 25, 2002 and the PEA acquired the share certificates on September 24, 2003. The debt owing to the PEA is classified in the financial statements as a "Provision" pending the outcome of the PEA's appeal to the Supreme Court.

3) As discussed in Note 12.1 to the financial statements, the Company is not able to provide reliable estimates of the revenue from international long-distance telephone calls from and to neighbouring countries. Consequently, no such revenue was recorded in the 2002 financial statements. The 2003 financial statements include Baht 14 million in respect of calls made in 2002 and Baht (1) million in respect of calls made between January to March 2003, reflected in the fourth quarter of 2003, according to the TOT's letter dated December 3, 2003. The revenue from international long-distance calls from neighbouring countries for periods subsequent to March 2003 will be recognized as soon as it can be reliably estimated.

4) As further discussed in Note 12.2 to the financial statements, the rates for income-sharing on certain other value added services are currently under discussion with TOT Corporation Plc. The Company has, pending the outcome of this discussion, recorded revenue from these services based on income-sharing rates applicable to other value added services or at the rates initially agreed with TOT Corporation Plc. Adjustments will be made to the financial statements to reflect any differences arising as soon as the income-sharing rates for these services are finally agreed with TOT Corporation Plc.

5) As discussed in Note 17.4 to the financial statements, the Company filed a lawsuit against TOT Corporation Plc. in 2003 requesting the Central Administration Court to order TOT Corporation Plc. to act in compliance with Clause 37 of the Joint Operation Agreement. The Court, on August 5, 2003, accepted the Company's case and issued an order to start legal proceedings.

I have previously audited the consolidated financial statements of TT&T Public Company Limited and its subsidiaries for the year ended December 31, 2003, and the financial statements of TT&T Public Company Limited for the same period in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated February 17, 2004, with emphasis on the impact of the uncertainty of the successfullness of the business plans and compliance with the conditions in the agreements, the debt novation and transfer of all assets from the subsidiary, settlement of the Provincial Electricity Authority's debt, correction of the error of income from TOT Corporation Plc. and uncertainty of the amount of income from International Long-Distance Telephone call from neighbouring countries and other value added services and filed a lawsuit to Central Administration Court against TOT Corporation Plc. The consolidated balance sheet and the balance sheet of TT&T Public Company Limited as at December 31, 2003, which have been presented herein for comparative purpose, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

Ms. Somboon Supasiripinyo
Certified Public Accountant
Registration No. 3731

KPMG Phoomchai Audit Ltd.
Bangkok
April 27, 2004

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS
AS AT MARCH 31, 2004 AND DECEMBER 31, 2003

ASSETS

| | | In Thousand Baht | | | |
| | | Consolidated | | The Company Only | |
	Notes	March 31, 2004 "Unaudited" "Reviewed"	December 31, 2003 "Audited"	March 31, 2004 "Unaudited" "Reviewed"	December 31, 2003 "Audited"
CURRENT ASSETS					
Cash on hand and in banks	15	2,016,894	2,118,198	1,935,964	2,004,969
Short-term investments	15				
- Fixed deposits		158,706	161,727	151,708	151,708
- Short-term investments in promissory notes		775,000	655,000	720,000	620,000
Trade accounts receivable - net	5	1,165,839	1,280,194	1,165,839	1,280,194
Receivable from subsidiaries	4	-	-	3,946	3,965
Accounts receivable - Others					
(net of allowance for doubtful accounts of					
approximately Baht 75 million)		99,846	85,720	22,396	24,392
Inventories - net		341,906	421,296	340,813	407,949
Accrued income from telephone services		129,264	119,050	129,264	119,050
Accrued income from long-distance					
telephone service		41,993	58,624	41,993	58,624
Prepaid long-distance circuit rental		42,099	49,273	42,099	49,273
Prepaid expenses		42,043	28,704	38,510	23,948
Deposits and advance payment to subcontractors		60,327	43,239	29,952	15,776
Other current assets		24,210	47,926	20,000	41,971
Total Current Assets		4,898,127	5,068,951	4,642,484	4,801,819
NON-CURRENT ASSETS					
Refundable value added tax		6,692	4,212	4,214	4,197
Advance for purchase of equipment		293,408	430,401	293,408	430,401
Dividend receivable	6	-	-	205,200	205,200
Investments in subsidiaries - Equity method	6	-	-	450,866	441,981
Assets not used in operations - net		50,442	50,578	50,442	50,578
Property, plant and equipment - net		3,527,622	3,379,435	3,510,676	3,361,082
Cost of telephone service expansion project					
transferred to TOT Corporation Plc. - net		32,844,314	33,383,143	32,955,442	33,494,979
Other non-current assets					
Withholding tax		410,991	445,949	410,991	445,948
Refundable deposits and others		51,761	50,155	40,352	40,046
Total Non-Current Assets		37,185,230	37,743,873	37,921,591	38,474,412
TOTAL ASSETS		42,083,357	42,812,824	42,564,075	43,276,231

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS
AS AT MARCH 31, 2004 AND DECEMBER 31, 2003

LIABILITIES AND SHAREHOLDERS' EQUITY

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	March 31, 2004 "Unaudited" "Reviewed"	December 31, 2003 "Audited"	March 31, 2004 "Unaudited" "Reviewed"	December 31, 2003 "Audited"
CURRENT LIABILITIES					
Accounts payable - trade	4	275,917	360,774	248,646	339,856
Accounts payable - others		133,442	95,648	130,049	87,791
Current portion of long-term loans	9	843,302	1,610,587	843,302	1,610,587
Payable to subsidiary companies	4	-	-	546,700	536,205
Income tax payable		2,999	995	-	-
Accrued long-distance circuit rental expenses		154,984	130,403	154,984	130,403
Accrued conduit rental expenses		8,970	-	8,970	-
Accrued interest expense		47,197	18,019	47,197	18,019
Accrued financial advisory and legal fee expenses		1,205	8,605	1,205	8,605
Accrued expenses		177,187	183,686	164,056	158,711
Advance revenue from data communication network		23,979	32,382	23,979	32,382
Provision	7	630,709	630,709	630,709	630,709
Other current liabilities		166,302	113,314	147,114	95,261
Total Current Liabilities		2,466,193	3,185,122	2,946,911	3,648,529
NON - CURRENT LIABILITIES					
Long-term loans - net of portion presented in current liabilities	9	26,589,592	26,914,938	26,589,592	26,914,938
Total Non-Current Liabilities		26,589,592	26,914,938	26,589,592	26,914,938
Total Liabilities		29,055,785	30,100,060	29,536,503	30,563,467
SHAREHOLDERS' EQUITY					
Authorized Share Capital :					
7,000,000,000 common shares, Baht 10 par value					
Issued and paid-up share capital :					
2,874,973,578 and 2,849,497,296 common shares					
in 2004 and 2003 respectively, Baht 10 per share		28,749,736	28,494,973	28,749,736	28,494,973
Premium on share capital		9,360,300	9,360,300	9,360,300	9,360,300
Discount on share capital		(8,881,231)	(8,881,161)	(8,881,231)	(8,881,161)
Retained earnings (Deficit)					
Appropriated to Legal reserve		63,358	63,358	63,358	63,358
Deficit		(16,264,591)	(16,324,706)	(16,264,591)	(16,324,706)
Total Shareholders' Equity		13,027,572	12,712,764	13,027,572	12,712,764
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		42,083,357	42,812,824	42,564,075	43,276,231

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

"UNAUDITED"
"REVIEWED"

	Notes	Consolidated 2004	Consolidated 2003	The Company Only 2004	The Company Only 2003
REVENUES					
Income from Telephone Services					
Expansion Joint - Investment Agreement		1,540,511	1,657,385	1,528,164	1,652,596
Sales and service income		135,133	59,135	102,130	40,192
Share of profit from investments recorded by					
the equity method		-	-	8,885	5,580
Interest income		2,817	5,218	2,583	4,666
Gain on exchange rate - net		76,541	117,583	76,541	117,583
Other income	4	27,218	21,405	30,978	19,717
Total Revenues		1,782,220	1,860,726	1,749,281	1,840,334
EXPENSES					
Costs of sales and services		83,495	46,893	49,466	28,499
Operating, administrative and general expenses		581,129	656,662	585,229	654,456
Depreciation and amortization		735,574	680,002	737,280	682,004
Directors' remuneration		2,584	2,681	2,584	2,681
Total Expenses		1,402,782	1,386,238	1,374,559	1,367,640
Profit before Interest Expense and Income Tax		379,438	474,488	374,722	472,694
Interest Expense		(314,607)	(391,486)	(314,607)	(391,486)
Income Tax		(4,716)	(1,794)	-	-
NET PROFIT		60,115	81,208	60,115	81,208
Basic Earnings per Share (Baht)	14	0.02	0.03	0.02	0.03
Diluted Earnings per Share (Baht)	14	0.02	-	0.02	-

In Thousand Baht



	Notes	In Thousand Baht					
		Consolidated					
		Issued and paid-up share capital	Premium on share capital	Discount on share capital	Retained earnings (Deficit)		Total
					Appropriated	Unappropriated	
Balance as at January 1, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(17,309,061)	11,728,406
Net profit		-	-	-	-	81,208	81,208
Common shares		-	-	-	-	-	-
Balance as at March 31, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(17,227,853)	11,809,614
Balance as at January 1, 2004		28,494,973	9,360,300	(8,881,161)	63,358	(16,324,706)	12,712,764
Net profit		-	-	-	-	60,115	60,115
Common shares		254,763	-	(70)	-	-	254,693
Balance as at March 31, 2004		28,749,736	9,360,300	(8,881,231)	63,358	(16,264,591)	13,027,572

	In Thousand Baht					
	The Company Only					
	Issued and paid-up share capital	Premium on share capital	Discount on share capital	Retained earnings (Deficit)		Total
				Appropriated	Unappropriated	
Balance as at January 1, 2003	28,494,967	9,360,300	(8,881,158)	63,358	(17,309,061)	11,728,406
Net profit	-	-	-	-	81,208	81,208
Common shares	-	-	-	-	-	-
Balance as at March 31, 2003	28,494,967	9,360,300	(8,881,158)	63,358	(17,227,853)	11,809,614
Balance as at January 1, 2004	28,494,973	9,360,300	(8,881,161)	63,358	(16,324,706)	12,712,764
Net profit	-	-	-	-	60,115	60,115
Common shares	254,763	-	(70)	-	-	254,693
Balance as at March 31, 2004	28,749,736	9,360,300	(8,881,231)	63,358	(16,264,591)	13,027,572

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES   "UNAUDITED"

STATEMENTS OF CASH FLOWS   "REVIEWED"

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

	In Thousand Baht			
	Consolidated		The Company Only	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net profit	60,115	81,208	60,115	81,208
Adjustments to reconcile net profit to net cash				
provided by (used in) operating activities				
Depreciation and amortization	738,696	684,417	737,279	682,004
Provision for doubtful accounts	7,351	4,379	7,351	4,379
Gain on exchange rates	(76,141)	(118,130)	(76,141)	(118,130)
Equity in net income of subsidiaries	-	-	(8,885)	(5,579)
(Gain) Loss on disposal of fixed assets	(4,924)	(5,181)	(3,424)	855
Profit from Operating Activities before Changes				
in Operating Assets and Liabilities	725,097	646,693	716,295	644,737
Decrease (increase) in operating assets				
Trade accounts receivable	107,005	356,315	107,005	356,315
Receivable from subsidiaries	-	-	19	(7,358)
Accounts receivable - others	(14,126)	28,083	1,997	5,298
Inventories	14,199	69,577	1,944	70,154
Withholding tax	34,958	(65,601)	34,957	(64,894)
Refundable value added tax	(2,480)	2,815	(17)	3,726
Other current assets	6,879	113,774	6,822	133,194
Increase (decrease) in operating liabilities				
Accounts payable - trade	(86,203)	(155,558)	(92,556)	(167,046)
Accounts payable - others	37,794	(48,379)	42,258	(41,197)
Income tax payable	2,004	-	-	-
Payable to subsidiary companies	-	-	10,494	(16,012)
Accrued long-distance circuit rental expense	24,581	36,000	24,581	36,000
Accrued conduit rental expense	8,970	-	8,970	-
Accrued interest expense	29,178	47,236	29,178	47,236
Other current liabilities	30,686	16,768	41,396	21,052
Net Cash Provided by Operating Activities	918,542	1,047,723	933,343	1,021,205

	In Thousand Baht			
	Consolidated		The Company Only	
	2004	2003	2004	2003
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of fixed assets	5,071	15,251	3,502	698
Increase in short-term investments	(561,979)	(176,325)	(550,000)	(270,000)
Increase in property, plant and equipment	(127,193)	(127,972)	(127,115)	(104,117)
Increase in investment in telephone services expansion project	(18,688)	(21,150)	(17,979)	(20,462)
Decrease (increase) in deposits and others	(1,607)	888	(306)	4
Net Cash Used in Investing Activities	(704,396)	(309,308)	(691,898)	(393,877)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of long-term loans	(760,516)	(101,008)	(760,516)	(101,008)
Proceeds from share capital	66	-	66	-
Net Cash Used in Financing Activities	(760,450)	(101,008)	(760,450)	(101,008)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(546,304)	637,407	(519,005)	526,320
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,793,198	1,456,810	2,674,969	1,396,475
CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,246,894	2,094,217	2,155,964	1,922,795

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

1. Cash payments during the periods:

Interest expense	285,428	344,250	285,428	344,250
Income tax	53,340	67,395	50,629	64,894

2. Cash and cash equivalents consist of:

Cash on hand and in banks	2,016,894	1,799,217	1,935,964	1,722,795
Short-term investments with maturity date within 3 months	230,000	295,000	220,000	200,000
	2,246,894	2,094,217	2,155,964	1,922,795

3. For the three month period ended March 31, 2004, the Tranche C warrant holders had exercised their rights by converting Tranche C loans to share capital approximately amounted to Baht 254.6 million



TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES
Notes to Interim Financial Statements
March 31, 2004 and 2003 (Reviewed)
and December 31, 2003 (Audited)

1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION AND PRINCIPLES OF CONSOLIDATION

The accompanying interim financial statements have been prepared in Thai Baht in the Thai language, in conformity with generally accepted accounting principles in Thailand. Accordingly the accompanying interim financial statements are intended solely to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in Thailand.

The interim financial statements have been prepared for providing an update on the financial statements for the year ended December 31, 2003. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2003.

Other than those specified in notes to the annual and interim financial statements, all other balances presented in these interim financial statements are prepared under the historical cost basis.

For the convenience of the readers, an English version of interim financial statements have been translated from the Thai version of interim financial statements. Such financial statements have been prepared for domestic reporting purpose.

The accompanying consolidated interim financial statements include the financial statements of TT&T Public Company Limited and its subsidiaries in which the Company has control or invested over 50% of their voting rights. These subsidiaries are detailed as follows:

	Business Type	Country of Registration	Percentage of Holding	
			March 31, 2004	December 31, 2003
Subsidiaries				
TT&T Subscriber Services Co., Ltd	Installation of dropwire and sale of telephone equipment and installation to the subscribers	Thailand	99.993	99.993
TT&T Value Added Service Co., Ltd.	Public telephone in provincial area	Thailand		
	- Directly hold		66.666	66.666
	- Indirectly hold		33.333	33.333
			99.999	99.999

Significant intercompany transactions between the Company and the subsidiary have been eliminated.

Pursuant to the Extraordinary Shareholders Meeting No. 1/2002 dated March 13, 2002, and No. 2/2002 dated March 29, 2002, TT&T Value Added Service Company Limited has dissolution and registered with the Ministry of Commerce on March 29, 2002. At present, the subsidiary company is being in liquidation process, to settle liabilities and return assets in the accounts to their shareholders.

2.   THE COMPANY'S OPERATIONS

The Company is in the public utilities business that needs large capital investment and loans to import equipment for this project. The volatility in Baht currency and the slowdown in the economic growth in Thailand caused the Company difficulty in repaying some portion of loans due as from the third quarter of 1998. However, the Company succeeded in debt restructuring with financial creditors and major creditors and management believe that the Company will be able to comply with the conditions of the related debt restructuring agreements. Also, the Company has taken certain measures such as increasing telephone services income as well as value added service income, especially on data communication and internet related services, by concentration on a marketing strategy in order to increase subscribed lines, especially for the business sector and reducing operating expenses, etc. Therefore, the financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts and classification of liabilities that may be necessary had the Company and its subsidiaries not been able to continue as going concerns. Nevertheless, the economic situation is uncertain and may have an effect on the Company 's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the debt restructuring agreements. The ultimate outcome of this matter cannot presently be determined. The accompanying financial statements reflect management's current assessments of the impact to date of the economic situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

Progress of Concession Conversion

In 2003, the government has announced its policy regarding the Joint - Undertaking Concession Conversion which is considered a pressing issue, in order to arrive at an urgent conclusion. According to the 2003 plan of the Ministry of Information Technology and Communication, a summary of the overall guidelines regarding the Joint - Undertaking Concession Conversion was made, such as income sharing, compensation details, assets network and the tax payment standard for various services.

3.   SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared in accordance with the accounting standards issued by The Institute of Certified Accountants and Auditors of Thailand.   The significant accounting policies used to prepare the interim financial statements for the three-month periods ended March 31, 2004 and 2003 are similar to those have been applied to the financial statements for the year ended December 31, 2003.

4.   TRANSACTIONS WITH RELATED PARTIES

The Company has certain transactions with its subsidiaries and other related companies. Certain portions of the Company's assets, liabilities, sales, other income, costs of sales and selling and administrative expenses represent transactions occurring with its subsidiaries and other related companies. These parties are related through common shareholders and/or directorship.

The Company entered into purchase and installation equipment agreements in Telephone Services Expansion Project of 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are made through a bidding process and will be used as reference prices in the next pricing.

The Company entered into car and equipment leasing contracts with a subsidiary company to provide the fault complaint reception and dropwire maintenance services. The rental fee is Baht 7.4 million per month.

The Company entered into service and consultancy service agreements with a subsidiary company. The Company will provide technical assistance and financial, legal and marketing consultancy services to such related companies. Under the terms of the agreement, the Company will receive the service fee at the total amount of Baht 1.5 million per month.

The significant balances of assets, liabilities, and other transactions occurring with those parties are shown as follows:

Transactions with related parties for the three-month periods ended March 31, 2004 and 2003:

	In Million Baht			
	Consolidated		The Company Only	
	2004	2003	2004	2003
Subsidiaries				
Consultancy service income	-	-	5	5
Office building rental and service income	-	-	1	1
Purchase and installation dropwire	-	-	18	20
Purchase and outside plant maintenance	-	-	40	11
Purchase and equipment maintenance	-	-	5	2
Cars and equipment rental	-	-	22	22
Related company				
Lease circuit	2	6	2	6
Data Communication Network	2	1	2	1

Balances with related parties as at March 31, 2004 and December 31, 2003:

	In Million Baht			
	Consolidated		The Company Only	
	2004	2003	2004	2003
Receivable from subsidiary companies				
- TT&T Subscriber Services Co., Ltd.		-	4	4
- TT&T Value Added Service Co., Ltd.	-	-	-	-
Total	-	-	4	4
Payable to subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	80	69
- TT&T Value Added Service Co., Ltd.	-	-	467	467
Total	-	-	547	536
Payable to related company				
(From part of the trade accounts payable				
in the balance sheets)				
- Smart Highway Co., Ltd.	28	25	28	25



5. TRADE ACCOUNTS RECEIVABLE

As at March 31, 2004 and December 31, 2003, the Company had outstanding balances of trade accounts receivable aged by number of months as follows:

As at March 31, 2004	In Million Baht				
	Current - 3 months	3-6 months	6-12 months	Over 12 months	Total
The telephone service subscriber receivable under the Concession Agreement					
- Billed	193.1	0.6	2.7	336.0	532.4
- Unbilled	493.6	55.0	48.2	167.3	764.1
VAT on the assets transferred	4.3	0.4	0.6	0.1	5.4
Trade receivables - others	28.0	0.6	0.1	6.6	35.3
	719.0	56.6	51.6	510.0	1,337.2
Less Allowance for doubtful debts					(171.4)
Accounts receivable - net					**1,165.8**

As at December 31, 2003	In Million Baht				
	Current - 3 months	3-6 months	6-12 months	Over 12 months	Total
The telephone service subscriber receivable under the Concession Agreement					
- Billed	167.0	2.6	0.1	336.0	505.7
- Unbilled	623.1	49.8	55.0	116.1	844.0
VAT on the assets transferred	0.5	0.4	0.3	0.1	1.3
Trade receivables - others	13.6	4.9	7.7	67.1	93.3
	804.2	57.7	63.1	519.3	1,444.3
Less Allowance for doubtful debts					(164.1)
Accounts receivable - net					**1,280.2**

As at March 31, 2004 and December 31, 2003, accounts receivable from fault complaint reception and dropwire maintenance services, which have long been overdue, amounted to approximately Baht 331 million, representing outstanding accounts receivable from April 2001 to October 2001. The Company believes that the outstanding balance will be collected from TOT.

As at March 31, 2004 and December 31, 2003, the Company provided allowances for the doubtful receivables of approximately Baht 171.4 million and Baht 164.1 million, respectively. The management believes that the provision is adequate for the possible loss from uncollectible amounts. Besides, the Company has certain means to accelerate the collection including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT Corporation Plc. "TOT".

6. INVESTMENTS RECORDED BY THE EQUITY METHOD

As at March 31, 2004 and December 31, 2003, investments recorded by the equity method consisted of the investments in shares of subsidiaries in the Company's financial statements as follows:

		In Million Baht				
		At Cost Method		At Equity Method		
	Paid-up Capital	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003	Dividend Receivable
Subsidiaries						
TT&T Subscriber Services Co., Ltd.	10	10	10	184	175	-
TT&T Value Added Service Co., Ltd.	150	100	100	267	267	308
Total	160	110	110	451	442	308

Pursuant to the Extraordinary Shareholders Meeting No. 1/2002 dated March 13, 2002, and No. 2/2002 dated March 29, 2002, TT&T Value Added Service Company Limited has dissolution and registered with the Ministry of Commerce on March 29, 2002. At present, the subsidiary company is being in liquidation process, to settle liabilities and return assets in the accounts to their shareholders.

7. PROVISION

The Company's financial statements as at March 31, 2004 and December 31, 2003, have outstanding payable balances to Provincial Electricity Authority ("PEA") for acquiring equipment. These payable balances were included in the rehabilitation plan which was in the process of judgment from the Official Receiver. On September 30, 2002 the official receiver instructed the Company to pay the debt, including interest (computed up to May 8, 2000), amounting approximately to Baht 230 million. PEA submitted an appeal to the Central Bankruptcy Court (CBC). On May 28, 2003, CBC issued an order to cancel the appeal of PEA objecting to the official Receiver's instruction. Later on June 24, 2003, PEA submitted an appeal to the Supreme Court objecting to the CBC order.

The Extraordinary General Meeting of Shareholders No. 2/2002, held on December 19, 2002 has passed a resolution to settle the debt owned to PEA of approximately Baht 268 million (being principal and interest calculated up to December 25, 2002) in order to stop ongoing interest being charged by way of the debt to equity conversion. The Company deposited the share certificates with Deposit of Property Central Office, Legal Execution Department on December 25, 2002 and PEA acquired the share certificates on September 24, 2003. The amount payable to PEA is classified under "provision" since the outcome of PEA's appeal to the Supreme Court objecting to the decision of the CBC has not yet been finalized.

8.   DEBT RESTRUCTURING

The creditors and the Company agreed to proceed with filing the petition for the business rehabilitation sponsored by the Central Bankruptcy Court in conformity with Bankruptcy Act B.E. 2542 on May 8, 2000. The Court ordered the Company's rehabilitation and appointed the Company as the planner on May 29, 2000 without any other creditors' objection. The creditors overwhelmingly voted in favor of the plan on December 21, 2000 and the Central Bankruptcy Court approved the Company's plan on December 27, 2000. Based on the Company's rehabilitation plan, the outstanding debts as at September 31, 2001 (Closing Date) which the Company owed to financial creditors, major suppliers, debts to related companies, small contractors and the subordinated loan (excluding debts to bureaucratic creditors) were restructured by partial payment, conversion of loans to the company's common shares and revision of conditions in the loan agreement. (See note 9 to the financial statements)

Debts to bureaucratic creditors, such as TOT, PEA and the Revenue Department, will be repaid as set forth in the rehabilitation plan.

The Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. The condition of the Restructuring Plan Warrants is specified in note 10 to the financial statements.

As part of the Plan, the Company undertakes to issue new common shares in the aggregate amount of Baht 5,000 million with a minimum payment of Baht 3,000 million in cash within a period of 30 months from the Closing Date. A portion of the proceeds of the new equity may be used for debt settlement under the debt restructuring plan and the other portion may be used for capital expenditure in order to enable the Company to compete effectively in new lines of business in a deregulated environment. If the Company cannot increase its share capital by Baht 5,000 million within 24 or 30 months after the Closing Date, the Company shall issue to the Tranche C creditors additional warrants at that time. The condition of Tranche C warrants is specified in note 11 to the financial statements.

On November 30, 2001, the Company filed a petition for cancellation of business rehabilitation. The Court then ordered the approval of the Company's business rehabilitation on December 24, 2001 pursuant to Clause 90/70 under the Bankruptcy Act B.E. 2483.

9.   LONG-TERM LOANS

As at March 31, 2004 and December 31, 2003, long-term loans consisted of:

	In Million Baht	
	March 31, 2004	December 31, 2003
US Dollar loan	14,684	15,362
Baht loan	12,749	13,163
Total	27,433	28,525
Less portion due within one year	(843)	(845)
Prepayment	-	(765)
Total Long-Term Loans - Net	26,590	26,915

USD Loan Agreement

The objective of this agreement is to restructure the existing USD debts that the Company owed to creditors amounting to approximately USD 418.1 million without incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installments shall commence on June 30, 2002 and the last installment on June 30, 2017. The USD interest payment calculation shall be divided into market and sub-market portions based on LIBOR rate plus the agreed rate specified in the agreement.

Baht Loan Agreement

The objective of this agreement is to restructure the existing Baht debt that the Company owned to creditors of Baht 13,926.9 million without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installment shall commence on June 30, 2002 and the last installment on June 30, 2017. The Baht interest payment calculation shall be divided into market and sub-market portion, based on MLR rate plus or minus the agreed rate specified in the agreement.

10. RESTRUCTURING PLAN WARRANTS

The Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. These warrants will be exercisable within 5 years after October 1, 2001. Such warrants can only be exercised by means of a cash payment to the Company. The details of Restructuring Plan Warrants are as follows:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Number of units	:	284 million units
Maturity	:	5 years
Offering	:	Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise price	:	Baht 4.85 per share
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	:	284 million shares
Secondary market	:	The Company registered the warrants as listed securities on the Stock Exchange of Thailand.

During the fourth quarter of 2001, the Company issued 281,155,610 warrant units which will be recorded when the warrant holders exercise their right to buy the Company's common shares. The holder of restructuring plan warrants exercises their right to buy the Company's common shares since the fourth quarter of 2001 until December 31, 2003 as 25,415 units. During the first quarter of 2004, the warrant holders had exercised their rights as follows:

Warrant holders' exercise right to purchase common shares (No. of shares)	Registration date of increase of share capital
6,000	February 12, 2004
6,010	March 12, 2004
1,583	April 12, 2004

11. TRANCHE C WARRANTS

The detail of Tranche C warrants are as follows:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Maturity	:	5 years
Offering	:	Offer to certain group of creditors of the Company pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	:	3,758 million shares
Secondary market	:	The Company will not register the warrants as listed securities on the Stock Exchange of Thailand.

At the Extraordinary General Meeting of Shareholders No. 1/2003 held on September 30, 2003, the resolution was passed by approving the issuance and offering of the Company's share warrants or Tranche C Warrants to Tranche C Creditors as specified in the Company's Rehabilitation Plan in two separate portions. The first portion shall be offered at 25% of total Tranche C Loans as at the date which is 24 months after the Closing Date (First Trigger Date) by December 2003 whereas the 75% of Tranche C Loans, second portion, as at the date which is 30 months after the Closing Date (Second Trigger Date) shall be offered by March 2004. These warrants have exercisable within 5 years since the issuing date at the exercise price of Baht 10 per share by cash payment or by exchanging with Tranche C Loans, an exercise ratio at 1 unit of warrant to 1 common share. Further, the Meeting had approved an allocation of approximately 3,721 million reserved ordinary shares by allocating 672 million shares in reserve for the exercise of Tranche C Warrants by Tranche C Creditors and the remaining 3,049 million shares should be reserved for offering to investors on a private placement basis.

On December 31, 2003, the Company had issued Tranche C Warrants, the first portion, to Tranche C Creditors in the amount of 148,777,887 units and the warrant holders had exercised their rights as follows:

Exercise date	Warrant holders' exercise right to purchase common shares (No. of shares)	Registration date of increase of share capital
January 30, 2004	18,248,834	February 12, 2004
February 27, 2004	7,213,855	March 12, 2004

On March 31, 2004, the Company had issued Tranche C Warrants, the second portion, to Tranche C Creditors in the amount of 443,995,171 units and the warrant holders have not exercised their rights as reported date.

12. INTERNATIONAL LONG-DISTANCE TELEPHONE INCOME FROM THE NEIGHBOURING COUNTRIES AND OTHER VALUE ADDED SERVICE INCOME

12.1 International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. The 2003 financial statements include Baht 14 million in respect of calls made in 2002 and Baht (1) million in respect of calls made between January to March 2003, according to the TOT's letter dated December 3, 2003. The revenue from international long-distance calls from neighbouring countries for period subsequent to March 2003 will be recognized as soon as it can be reliably estimated.

12.2 Other Value Added Service Income

Further, the Company had earned income from the other value added services, i.e. T-Pin (Postpaid) service, T-Card (Prepaid) service, Freephone 1800 service, etc. the rates of income sharing for which are being considered by TOT. Therefore, the Company recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT.

13. BONUS SCHEME

In the first quarter of 2003, the Company and its subsidiary paid and recorded a bonus payment to the employees amounting to Baht 97 million. In 2002, the payment of bonus scheme was highly uncertain. Therefore, the Company and its subsidiary did not record the bonus expense in the 2002 financial statements, but recorded it in 2003 after the approval by the Executive Committee Meeting No. 2/2003, held on February 19, 2003 and the Board of Director Meeting No. 1/2003, held on February 20, 2003.

14. EARNINGS PER SHARE

Basic earnings per share
Basic earnings per share are determined by dividing the net profit for the three-month periods ended March 31, 2004 and 2003 by the weighted average number of shares outstanding during the periods.

	Consolidated		The Company Only	
	2004	2003	2004	2003
Net profit for common share holders (In Thousand Baht)	60,115	81,208	60,115	81,208
Weighted average number of shares (Thousand Shares)	2,860,914	2,849,497	2,860,914	2,849,497
Basic earnings per share (Baht)	0.02	0.03	0.02	0.03



TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES
Notes to Interim Financial Statements (Continued)
March 31, 2004 and 2003 (Reviewed)
and December 31, 2003 (Audited)

Diluted earnings per share

Diluted earnings per share are determined by dividing the net profit for the three-month periods ended March 31, 2004 by the weighted average number of share outstanding during the period after adjust the common stock equivalent, on the assumption that the holders of restructuring plan warrants had exercise their rights to convert wholly into the common shares. The Tranche C warrants were excluded since it was anti-dilutive.

	Consolidated	The Company only
	2004	2004
Net profit for common share holders (In Thousand Baht)	60,115	60,115
Weighted average number of shares (Thousand Shares)	3,142,039	3,142,039
Diluted earnings per share (Baht)	0.02	0.02

The Company did not present diluted earnings per share for the period ended March 31, 2003, because the exercise price for the warrants were higher than the market price.

15. ASSETS USED AS COLLATERAL

As at March 31, 2004 and December 31, 2003, the Company's current accounts, savings accounts, fixed deposit accounts, and short-term investments in promissory notes amounting to Baht 2,791 million and Baht 2,762 million respectively, have been pledged as collateral to all creditors. The Company has no constraints in the utilization of these deposits but they are subject to annual creditors' approval before utilization.

16. SEGMENT INFORMATION

The Company was registered for the purpose of joint-undertaking of investment in the expansion project of telephone services with TOT in the provincial areas including the installation of the telephone number. The management considers the operations as one business and the operations of the subsidiaries are complementary with the Company's business of servicing telephone subscribers. For this reason, the management considers this as one segment of operation. In addition, in the term of areas of services and marketing areas, the management also considers this as one segment of operation because the Company and subsidiaries operate only in the Kingdom of Thailand.

17. OBLIGATIONS AND CONTINGENT LIABILITIES

17.1 As at March 31, 2004 and December 31, 2003, the Company and its subsidiary were contingently liable to a local bank for the letter of guarantee issued by the said bank in favour of other government agencies and contractor companies amounting to approximately Baht 64 million and Baht 63 million, as collateral for the Company's compliance with the terms of the agreements.

17.2 The Company and subsidiaries entered into car leasing agreements for a period of 4 years. These long-term lease agreements start and expire on different dates. As at March 31, 2004 and December 31, 2003, the Company and subsidiaries committed to pay the rental under the lease agreements as follows:

| | In Million Baht | | | |
| | Consolidated | | The Company Only | |
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Due within one year	53	56	19	18
Between 2 - 4 years	74	91	11	20
Total	127	147	30	38

17.3 The Company was contingently liable to the Revenue Department for tax audits for the years 1993 to 1998. The Company has appealed and incorporated this dispute into the rehabilitation proceeding. On July 30, 2001, the official from Seizure Department ordered the Company to pay corporate income tax for the year 1994 amounting to approximately Baht 91.2 million and value added tax and the related penalty amounting to approximately Baht 22.6 million to the Revenue Department and omit the payment of Specific Business Tax for the year 1994 to 1998 amounting to approximately Baht 78.5 million. On September 21, 2001, the Revenue Department has objected to the Seizure Official's order to the Central Bankruptcy Court in case of Specific Business Tax omission payment.

The Company received the appeal judgment from the Appeal Committee of the Revenue Department dated September 11, 2001, which ordered the Company to pay corporate income tax, penalty, and surcharge amounting to approximately Baht 91.2 million and the Specific Business Tax, penalty, and surcharge amounting to approximately Baht 78.5 million. However, a 50% discount was given on the penalty charges on Specific Business Tax so the remaining amount to be paid was approximately Baht 51.7 million. The Company has submitted an appeal to Central Tax Court to object to the judgment on the Specific Business Tax.

The Company accrued the Specific Business Tax, together with the fine and surcharge, totalling Baht 51.7 million and the Company requested for tax relief for which a letter of guarantee to the Revenue Department has been issued. The Tax Court dismissed the appeal submitted by the Company. The Company therefore re-appealed to the Supreme Court on June 10, 2002. At present the result of the said appeal is not yet known.

During 2003, the Company's corporate tax return of 2001 was investigated by the Large Business Tax Administration Office and completed with refundable tax in March 2004.

17.4 The Company filed a lawsuit against TOT Corporation Plc. requesting the Central Administration Court to order TOT Corporation Pcl to act in compliance with the Joint Operation Agreement Clause 37 which states that "In case of any change in the status of the TOT, all powers and authorities held by the TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control TT&T. In such event, all of the powers and authorities held by the TOT shall be vested in the Ministry of Transport and Communications". The Court accepted the Company's case into consideration on August 5, 2003 and issued an order to start legal proceedings.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES
Notes to Interim Financial Statements (Continued)
March 31, 2004 and 2003 (Reviewed)
and December 31, 2003 (Audited)

18. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 2003 interim financial statements have been reclassified to conform to the 2004 interim financial statement presentation.

19. APPROVAL FOR THE FINANCIAL STATEMENTS

The interim financial statements have been approved by the directors of the Company.